Exhibit 15

São Paulo, September 7th, 2020.

To

Oi S.A.
C/O:
Rodrigo Modesto Abreu
Camille Loyo Faria
Antonio Reinaldo Rabelo

Through its advisors
BofA Merrill Lynch
Av. Brig. Faria Lima, 3400 – 12º andar
04538-132 - São Paulo – SP

Diogo Aragão
diogo.aragao@bofa.com – MD Head of M&A BZ
Rodrigo Lowndes
rodrigo.lowndes@bofa.com – MD Head of Telco BZ
With a copy to:

Members of the Board of Directors of
Oi S.A.
c/o Eleazar de Carvalho - Chairman
eleazar.carvalho@virtusbr.com

Ref.: **Binding Offer– Acquisition of UPI Mobile**

Dear Sirs,

We refer to the binding offer jointly made by Telefônica Brasil S.A. ("**TEFBra**"), TIM S.A. ("**TIM**") and Claro S.A. ("**Claro**") (together, "**Purchasers**") and delivered to Oi S.A. ("**Oi**") on July 17, 2020 ("**First Binding Offer**"), for the mobile business undertaken by Oi Móvel ("**Mobile Business**") to be organized and sold as the UPI Mobile under the Judicial Reorganization Plan ("**JR Plan**"), as amended, which was originally filed on June 20, 2016 jointly by Oi, Telemar Norte Leste S.A. ("**Telemar**") and Oi Móvel S.A. ("**Oi Móvel**" and, together with Oi and Telemar, the "**Oi Group**" or "**Sellers**") in connection with the Judicial Reorganization Proceedings, by which the Purchasers have submitted a firm offer to

purchase the Mobile Business free and clear of any debts, contingencies, liens, and encumbrances of any nature of the Oi Group, including but not limited to, those arising from the joint and several liability assumed by the Oi Group for the compliance with all obligations set forth in the JR Plan, as amended, and any fiscal, tax and non-tax, environmental, regulatory, administrative, civil, consumer, labor, criminal and anti-corruption contingencies, liabilities and obligations of the Oi Group, as provided in articles 60, sole paragraph, 141, item II and 142 of the Brazilian Bankruptcy Law and article 133, first paragraph, item II of Law No. 5,172/1966 (the "**Transaction**").

The Transaction proposed in this joint binding offer (the "**Binding Offer**") enables the acquisition of the Mobile Business by three qualified operators with knowledge of the Brazilian market and strong financial capability, and the proposed division of the Mobile Business among Purchasers is expected to facilitate and expedite the relevant regulatory and anti-trust approvals, providing greater certainty of completion of the Transaction for the benefit of Oi, all relevant stakeholders and the market in general.

Unless otherwise expressly indicated herein, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Form SPA (translated into English when applicable).

On July 27, the Purchasers delivered to Sellers an improved binding offer ("**Revised Binding Offer**"), as they understood their proposal submitted in the First Binding Offer deserved further consideration in the interest of Oi's stakeholders for, among others, the reasons below:

- The Purchasers have a **long-standing track record** of having made significant investments in the country with the purpose of improving the accessibility and enhancing the quality of the Telecom services in Brazil in a combined amount of R$ 106.5 billion in the last 5 years;

- The Purchasers are **committed to the further development of the Telecom sector** in Brazil, making strong investments into innovation, network quality, and overall community outreach;

- The Purchasers are experienced **global operators** with best in class service expertise and would provide such benefits to Oi's customer base;

- The Purchasers will ensure a **smooth and seamless transition** to all customers of Oi to their respective networks and customer care operations, minimizing the risk of disruptions and quality of service issues;

- The Purchasers are **qualified companies** holding all the necessary licenses and permits to operate mobile services in Brazil, as well extensive nationwide networks and fully developed commercial and customer care organizations, thus providing a smooth transition of the operations;

- The Purchasers' Binding Offer is **fully funded** given the quality and strength of the Purchasers' balance sheets and therefore it is not subject to any third-party financing or funding;

- Each of the Purchasers has a **long-lasting commercial relationship with Oi** that has been developed over the years, which will both facilitate the transition of the Oi mobile business and form the basis for future interaction with Oi other business units; and

- The Purchasers are highly confident that their proposal provides **transaction certainty** and **will be well received by regulators** particularly because the assets and customers will be split amongst the Purchasers **in a logical fashion within the limits of the current regulations**, in the most competitive way.

On September 5, 2020, the Purchasers delivered a letter to the Sellers, revising the terms of the Binding Offer. In the sequence of such revision to the Binding Offer, the Purchasers and the Sellers have agreed to amend and modify certain terms and conditions of the Annexes to the Binding Offer, as contemplated in the letter to the Sellers of September 5, 2020. In connection therewith the Purchasers hereby submit the Binding Offer with the Annexes duly amended and modified as attached herewith. For the sake of clarity, all references to Binding Offer hereinbelow shall be considered as including (and without prejudice to the contents of offers made on July 17, 2020 and revised on July 27, 2020) the contents of this new offer and the annexes attached hereto.

In view of the foregoing, this final Binding Offer amends the terms and conditions of the First Binding Offer, of the Revised Binding Offer and of the Binding Offer dated as of September 5, 2020 and confirms the terms and conditions of the First Binding Offer and of the Revised Binding Offer and of the Binding Offer submitted on September 5, 2020 where they were not amended, as above, **except** for the terms and conditions of the Form SPA and other annexes hereto that shall be as stated in the drafts attached herewith.

The Purchasers hereby amend and confirm the conditions of their offer through this definitive Binding Offer. The overall consideration payable by the Purchasers improved as per the Binding Offer is well above the base price and provides the Oi Group with adequate liquidity to address the payments owed under the Amended Plan and the capital needs to continue operating as a going concern in the best interest of its creditors and shareholders.

As experienced global operators with a long-term presence in Brazil, the Purchasers are committed with the development of the Telecommunication market in the Country and have great respect for clients and consumers. Purchasers are confident that their joint offer contributes to the development of the mobile business market in the Country due to the experience, technology and infrastructure they have implemented in all their years as service providers in Brazil and their offer is in line with the regulations that aim to build a strong and efficient mobile telecom service. Further, it addresses the Company's financial needs to continue implementing its strategic plan and to serve its creditors, pursuant to the Amended Plan.

This is what motivated the Purchasers to unite their forces and experiences in a strategic movement that at the same time allows the continuity and improvement of the services and infrastructure of Oi Móvel to the benefit of the customers of Oi. Furthermore, the Transaction is fully harmonized with public policy and the current regulatory framework related to licensing and spectrum management, which strictly associates the rights of use of radiofrequencies to the provision of mobile communications services (SMP) with specific obligations undertaken by SMP operators to provide network coverage and retail service offers available to all the customers.

The Purchasers strongly believe these factors significantly differentiate the Purchasers' Binding Offer and are a benefit for Oi, its customers, its stakeholders and the sector in general.

Accordingly, in demonstration of the seriousness of their proposal and their commitment to the Mobile Business continuity, the Purchasers hereby ratify the terms of the Binding Offer as follows:

1. Purchase Price and Consideration

The Base Price is of R$ 16,500,000,000.00 (sixteen billion, five hundred million reais), which includes R$ 756,000,000.00 (seven hundred and fifty-six million reais) as consideration for the services to be rendered under a Transition Services Agreement.

2. Assumptions of the Binding Offer and Right to Top

As indicated in the First Binding Offer, the proposed Transaction and this definitive Binding Offer are conditional upon the following assumptions (i) the UPI Mobile will be incorporated and organized in the form of one or more special purpose companies to which all the Mobile Business will be contributed ("**SPE UPI Mobile**"); (ii) this definitive Binding Offer and the Purchasers will be selected by the Sellers as the preferred bidders ("Stalking Horse") for the acquisition of UPI Mobile, subject to the terms and conditions of the Sale and Purchase

Agreement, in the form of **Annex I** attached hereto ("**Form SPA**"); (iii) the sale of the UPI Mobile will occur through the judicial sale of the shares of SPE UPI Mobile in an auction with the submission of closed envelopes proposals (sealed bids) as provided in article 142, II of the Brazilian Bankruptcy Law ("**Competitive Process**"), subject to the rights and remedies of the Stalking Horse; (iv) the Stalking Horse will be granted a right to top any offer submitted by a third party in the Competitive Process that is higher than the Purchasers' offer in this Binding Offer ("**Right to Top**") in consideration for the time and resources spent by the Purchasers to provide this definitive Binding Offer and for the certainty of closing of the Transaction, for the benefit of the Sellers and their stakeholders in the JR proceedings; and (v) the rules of the Competitive Process will be those provided for in the public notice of the auction ("**Public Notice**") to be published in the official gazette and in a newspaper of wide circulation, which shall include, among other rules, (a) the deadline for qualification and carrying out the respective competitive auction; (b) the terms and conditions applicable to bidders carrying out their own due diligence; (c) the Form SPA to be executed by the winning bidder; (d) the criteria to determine the winning bids; and (e) the Stalking Horse's Right to Top.

3. Transactions Agreements: Form SPA

As it is usual in transactions of this nature, the Purchasers have engaged in good faith negotiations with the Sellers during the exclusivity period and were able to address the Sellers' concerns so as to agree on satisfactory terms and conditions of the Form SPA, as per the draft attached to this Binding Offer. The Purchasers understand that the Form SPA as revised and negotiated by the parties provides fair and balanced conditions for all parties involved, as well as grants further certainty to the Transaction, in terms which are favorable to Oi and its stakeholders.

The Form SPA contemplates a segregation step plan to be discussed with the Sellers and followed and implemented by it in the event the Purchasers are the winning bidders of the Competitive Process, pursuant to which the Mobile Business will be split among the SPE UPI Mobile and other SPEs incorporated for such purpose, as requested by Purchasers (together with the SPE UPI Mobile, "**SPEs**"), which will be then delivered to each of the Purchasers pursuant to the terms and conditions of the Form SPA ("**Segregation Step Plan**").

The Segregation Step Plan shall provide for the division of the assets, indicating the UPI Mobile assets, rights and obligations to be attributed to each respective SPE to be delivered and transferred to the relevant Purchaser and other procedures to be followed for the transfer of assets, rights and obligations to the SPEs, so as to allow the migration of the Mobile Business to the SPEs according to the respective basis, systems and platforms of each Purchaser, without interruption.

The schedules to the Form SPA shall be presented in a satisfactory manner to Purchasers.

4. Long Term Contracts

The Purchasers also revised their initial Transmission Term Sheet proposal (Annex 6.1(ix)(a) to the Form SPA) by increasing its duration period from 3 to 10 years and hereby confirm that:

- On the first three years, the Purchasers would maintain 100% of the original contracted capacity within the acquired site perimeter;

- As of the year 4, up to year 5, the Purchasers agree to maintain 41% of the original contracted capacity within the acquired site perimeter;

- As of the year 6, up to year 10, the Purchasers agree to maintain 27% of the original contracted capacity within the acquired site perimeter; and

- The Purchasers will be responsible for any CAPEX that may be associated to reallocating capacity between sites, at a pass-through cost.

This contract has a total nominal value of R$ 1,034 billion with a net present value estimated by the Purchasers in R$ 819 million, using a discount rate of 7%. The value of this long-term contract is an amount that is beyond the Base Price above, further improving the Purchasers' total offer, and thus benefitting Oi's creditors and shareholders.

5. Purchasers Authority and Joint Liability

Each Purchaser has the power and authority to execute this Binding Offer and submit it to the Sellers and the binding offer has been approved by the respective Board of Directors of each Purchaser.

The completion of the Transaction may require the approval of the shareholders meetings of TEFBra, TIM and/or Claro as provided in Article 256 of Law 6.404/76, as amended, should the requirements of such article be met.

The Purchasers will be jointly and severally liable ("*solidariamente responsáveis*") for all the obligations and undertakings assumed by the Purchasers under the Binding Offer and the Form SPA vis-à-vis Oi.

6. Term and Termination

This final Binding Offer is valid until **September 8, 2020**, 11:59 pm SP time ("**Initial Drop Dead Date**") and if timely accepted and executed by Oi until the end of the Initial Drop Dead Date will be automatically extended until (i) the last date for the exercise of the Right to Top, 11:59 pm SP Time, as provided by the Public Notice of the Competitive Process as provided in the Amended JR Plan; or (ii) the date of execution of the SPA, whatever occurs last ("**Extended Drop Dead Date**"). If the Purchasers are not declared and confirmed as the winning bidders of the Competitive Process, this Binding Offer will expire on the date set out in (i) above.

7. Law and Jurisdiction

This Binding Offer is governed by Brazilian law. The Parties agree that any controversies arising from this Binding Offer shall be resolved by arbitration as provided herein.

The arbitration process shall be conducted at the Arbitration Chamber of the Market ("**Chamber**"), in accordance with its arbitration rules ("**Regulation**") in force on the date of the arbitration process request, except as provided herein.

The arbitration shall be conducted by three arbitrators ("**Arbitration Court**"), being one nominated by the requesting party and the other nominated by the requested party as provided in the Regulation. In the event there is more than one requesting party or more than one requested party, the requesting or requested shall indicate jointly its respective arbitrator. In the event there is no agreement for indication of the co-arbitrator, all arbitrators shall be nominated by the Chamber. The other two indicated arbitrators shall agree to nominate the third arbitrator that shall act as president of the Arbitral Court, in the term provided in the Regulation. In the event none of the three arbitrators are nominated within the term provided in the Regulation, the Chamber shall nominate them in accordance with the provisions of the Regulation. Any controversy relating to indication of the arbitrators shall be resolved by the Chamber. The parties hereby jointly waive the application of the rules of the Regulation which limit the choice of the sole arbitrator, co-arbitrator or president of the arbitration court to the list of arbitrators of the Chamber.

The arbitration shall be conducted in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, where the arbitration decision shall be issued and shall be conducted in Portuguese. The arbitration panel shall decide the merits of the dispute in accordance with Brazilian Laws and shall not decide by equity.

This Binding Offer demonstrates our commitment to endeavor all our efforts to make this transaction happen.

We look forward to your response at your earliest convenience and to working with you towards the execution of definitive documentation and closing of the Transaction.

Sincerely,

[signature page #1 of the Binding Offer of Telefônica Brasil S.A. TIM S.A. and Claro S.A.for the Mobile Business undertaken by Oi Móvel S.A. dated as of September 7th, 2020]

TELEFÔNICA BRASIL S.A.

BRENO RODRIGO PACHECO DE OLIVEIRA:71193693004 Assinado de forma digital por BRENO RODRIGO PACHECO DE OLIVEIRA:71193693004 Dados: 2020.09.07 11:19:14 -03'00'

By: ____

Name:

Title:

By: ____

Name:

Title:

David Melcon
Chief Financial Officer
Telefônica Brasil S/A

[signature page #2 of the Binding Offer of Telefônica Brasil S.A., TIM S.A. and Claro S.A. for the Mobile Business undertaken by Oi Móvel S.A. dated as of September 7th, 2020]

TIM S.A.

By: ______________________________________

Name:

Title:

Telefónica Claro TIM

[signature page #3 of the Binding Offer of Telefônica Brasil S.A., TIM S.A. and Claro S.A. for the Mobile Business undertaken by Oi Móvel S.A. dated as of September 7th, 2020]

Claro S.A.

By: ______________________

Name: Oscar Petersen
Title:

By: ______________________

Name: RODRIGO MARQUES
Title: VP

[signature page #4 of the Binding Offer of Telefônica Brasil S.A.,TIM S.A. and Claro S.A. for the Mobile Business undertaken by Oi Móvel S.A. dated as of September 7th, 2020]

Witnesses:

______________________________	______________________________
1.Name:	2.Name:
RG:	RG:
CPF/ME:	CPF/ME:

[signature page #5 of the Binding Offer of Telefônica Brasil S.A. TIM S.A. and Claro S.A. for the Mobile Business undertaken by Oi Móvel S.A. dated as of September 7th, 2020]

Agreed and Accepted by:

Oi S.A. – Em Recuperação Judicial (on behalf of itself and affiliate Companies)

By: RODRIGO MODESTO DE ABREU:11643782878 Digitally signed by RODRIGO MODESTO DE ABREU:11643782878 Date: 2020.09.07 20:14:50 -03'00'

Name: Rodrigo Modesto de Abreu
Title: CEO / Diretor Presidente

By: CAMILLE LOYO FARIA:01674813716 Assinado de forma digital por CAMILLE LOYO FARIA:01674813716 Dados: 2020.09.07 20:24:21 -03'00'

Name: Camille Loyo Faria
Title: CFO

Annex I

FORM SPA